UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 31, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FINANCIAL YEAR 2016

(No.TEL 45/PR000/COP-I5000000/2017)

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk domiciled in Bandung City (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders (the “Meetings’) of the Company to be held on:

Day / Date                     : Friday, April 21, 2017

Time                                : 13.30 Jakarta Time

Venue                             : Ballroom - Pullman Hotel Jakarta

                                    Jl. M.H Thamrin No. 59, Jakarta 10350

The Meeting will discuss and decide on the following agenda:

1.    Approval of the Company’s Annual Report for the 2016 Financial Year, including the Board of Commissioners’ Supervisory Report.

2.    Ratification of the Company’s Financial Statements and Partnership and Community Development Program (Program Kemitraan dan Bina lingkungan) Annual Report for the 2016 Financial Year,  and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners

3.    Appropriation of the Company’s Net Income for the 2016 Financial Year

4.    Determination of tantiem for year 2016, salary and honorarium including Facility and other allowence for Board of Directors and Board of Commissioners of The Company for year 2017.

5.    Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for the 2017 Financial Year, including audit of internal control over financial reporting and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for the 2017 financial year

6.    Ratification of Minister of State-Owned Enterprise Regulation Number PER-03/MBU/12/2016 about Changes in PER-09/MBU/07/2015 about Partnership Program and Community Development Program in State-Owned Enterprise

7.    Changes in Company’s Article of Association

8.    Changes in Composition of the Board of the Company

      Explanation:

1.    The 1st and 2nd Agenda are based on Article  11  Paragraph  (3)  of the Company’s  Articles  of Association and Article 17 and Article 18 of Regulation of Minister of State-Owned Enterprises No. PER-07/MBU/05/2015 regarding Partnership Program for  State-Owned  Enterprises  with  Small  Business  and  Community  Development  Program  as  amended  by  Regulation  of  Minister  of  State-Owned Enterprises  No.  PER-03/MBU/12/2016  on  Amendment  to  Regulation  of  Minister  of  State-Owned  Enterprises  No.  PER-09/MBU/07/2015  regarding  Partnership Program and Community Development Program of State-Owned Enterprises, and Regulation of Financial Services Authority No. 30/POJK.04/2015 on Report on Proceeds Use from Public Offering, in the case of all proceeds from the public offering has all been used, accountability of the last realization of the use of proceeds must be submitted in the nearest Annual General Meeting of Shareholders.

2.    The 3rd Agenda is based on Article 70 and Article 71 of the Company Law the distribution of the Company’s net profit shall be decided at a GMS.

3.    The 4th Agenda is based on Article 96 and Article 113 of the Company Law; and Regulation of the Minister of SOE No.04/MBU/2014 as amended by Regulation of Minister of SOE No.PER-02/MBU/06/2016 on the Guidelines for the Determination of the Income of the Board of Directors, the Board of Commissioners, and the Supervisory Board of SOE, the income of the Board of Directors and Board of Commissioners shall be determined by a GMS

4.    The 5th Agenda, Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for the 2017 Financial Year, including audit of internal control over financial reporting and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for the 2017 financial year appointed by GMS.

5.    The 6th Agenda “Ratification of Minister of State-Owned Enterprise Regulation Number PER-03/MBU/12/2016 about Changes in PER-09/MBU/07/2015 about Partnership Program and Community Development Program in State-Owned Enterprise” is to accomodate changes regarding Partnership and Community Development Regulation

6.    The 7th Agenda “changes in Company’s Article of Association” is to accomodate the State Owned Ministry’s Article of Association Standardization for Public Company.

7.    The 8th Agenda “Changes in Composition of he Board of The Company” based on The Company’s Article of Association, Article 16 paragraph (6) and article 19 paragraph (7), which has the meaning that the Board of The Company are appointed and dismissed by GMS and in that GMS the A Serie Dwiwarna Share holder should be present and approve.

Notes:

1.    This notice shall be deemed as an invitation to the Meetings for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders;

2.    Those who are eligible to attend the Meetings are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.15 hours Western Indonesian Time on March 29, 2017 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on March 29, 2017;

3.    The Shareholders or their proxies who will attend the Meetings are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meetings before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the board of Directors;

4.    Shareholders who can not attend the Meetings may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meetings, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours;

5. Materials for the Meetings (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, material for the Meetings are available to be examined during our business hours and can be obtained from the Company by submitting a copy of Collective Share Certificates and the personal identification to our Investor Relations team at the address below:
PT Telkom Indonesia (Persero) Tbk Investor Relation Gedung Graha Merah Putih 5th floor Jl. Jend.Gatot Subroto Kav. 52 Jakarta 12710 Phone. (021) 521 5109, Fax. (021) 522 0500	PT Datindo Entrycom Jl. Hayam Wuruk No.28 Jakarta 10120 Phone. (021) 350 8077, Fax. (021)350 8078

6.    To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present 30 (thirty) minutes prior to the time of the Meeting.

Bandung, March 31, 2017

PT Telkom Indonesia (Persero) Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk
Tel.                         :  62-21-5215109

Fax.                        :  62-21-5220500

E-mail                    :  investor@telkom.co.id

Website               :  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.